# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aimei Health Technology Co., Ltd, CIK 0001979005
CUSIP: G01341109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 10 East 53rd Street, Suite 3001, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000011544

## Reporting persons
- W. R. Berkley Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 343,599; sole dispositive power 0; shared dispositive power 343,599; aggregate amount beneficially owned 343,599 (5.6% of the class)
- Berkley Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 343,599; sole dispositive power 0; shared dispositive power 343,599; aggregate amount beneficially owned 343,599 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Aimei Health Technology Co., Ltd
Address of issuer's principal executive offices: 10 East 53rd Street, Suite 3001, New York, New York, 10022

## Item 2. Person Filing
Name of person filing: The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Address of principal business office or, if none, residence:
The address of each Reporting Person is:
475 Steamboat Road
Greenwich, CT 06830
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: Calculation of the ownership percentage set forth in Row 11 is based on Issuer's publicly available Form 10-K filed April 1, 2025, which states that Issuer had 6,470,000 Class A ordinary shares outstanding as of March 31, 2025 - 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 343,599
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 343,599

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- W. R. Berkley Corporation: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Chief Financial Officer (04/08/2025)
- Berkley Insurance Company: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Treasurer (04/08/2025)